LIQTECH INTERNATIONAL, INC.

Industriparken 22C
2750 Ballerup, Denmark

February 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig E. Slivka, Esq.

RE:	LiqTech International, Inc.
Registration Statement on Form S-1 (Registration No. 333-178837)
Acceleration Request

Dear Mr. Slivka:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, LiqTech International, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Monday, February 13, 2012, at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

[Remainder of Page Intentionally Left Blank]

Any questions regarding this request should be addressed to Jeffrey P. Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (212) 692-6732.

Very truly yours,

LiqTech International, Inc.

/s/ Soren Degn
By: Soren Degn
Its: Chief Financial Officer

cc:	Securities and Exchange Commission (Pamela A. Long, Esq., Assistant Director)

LiqTech International, Inc. (Messrs. Aldo Petersen, Lasse Andreassen and Soren Degn)

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Kenneth R. Koch, Esq. and Bryan Yoon, Esq.)